UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
4 April 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Hess Midstream Partners LP

File No. 333-198896 -- CF# 31867

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       Hess Midstream Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 24, 2014, as amended March 16, 2017.

       Based on representations by Hess Midstream Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through December 31, 2023
Exhibit 10.7.1	through December 31, 2023
Exhibit 10.8	through December 31, 2023
Exhibit 10.8.1	through December 31, 2023
Exhibit 10.9	through December 31, 2023
Exhibit 10.10	through December 31, 2023
Exhibit 10.11	through December 31, 2023
Exhibit 10.16	through December 31, 2023
Exhibit 10.17	through December 31, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary